                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                      FORM 11-K



(Mark One)

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1996

                                          OR

              [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                     For the transition period from ____ to ____

                            Commission File Number  1-8519


                              --------------------------


                                 CINCINNATI BELL INC.
                              SAVINGS AND SECURITY PLAN


                              --------------------------

                                 CINCINNATI BELL INC.
                                201 East Fourth Street
                               Cincinnati, Ohio  45202

Report of Independent Accountants

Financial Statements:

    Statements of Net Assets Available for Benefits as of December 31, 1996 and 1995

    Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

    Notes to Financial Statements

Schedules:

    Item 27(a) - Schedule of Assets Held for Investment Purposes as of December 31, 1996

    Item 27(d) - Schedule of Reportable Transactions for the Year Ended December 31, 1996

    Other schedules are omitted because the information required is contained in the financial statements.

[LETTERHEAD]

REPORT OF INDEPENDENT ACCOUNTANTS

To the Employees' Benefit Committee of
    Cincinnati Bell Inc.

We have audited the accompanying statements of net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index on page 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ Coopers & Lybrand L.L.P.

Cincinnati, Ohio
May 16, 1997

                                               CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                          AS OF DECEMBER 31, 1996



                     -----------------------------------------   Thousands of Dollars   ------------------------------------------



                     Cincinnati
                        Bell                                                                    New    Cincinnati
                       Stable   Spectrum            Equity  Equity   Capital    International  America  Bell Inc.
                       Value     Income   Balanced  Income  Index  Appreciation     Stock      Growth    Shares     Loan
           ASSETS       Fund      Fund      Fund     Fund    Fund     Fund          Fund        Fund      Fund      Fund    Total
                     ---------- --------  --------  ------  ------ ------------ -------------  ------- ----------  ------  -------
Investments (cost of
 $48,809):

  Temporary Cash
   Investments                -        -         -       -       -            -             -        -     $4,335       -   $4,335

  Cincinnati Bell
   Inc. shares                -        -                                                                   82,268       -   82,268

  Mutual funds          $11,346     $611      $943  $2,700  $1,176         $545        $1,318   $1,796          -       -   20,435

  Contracts with
   insurance
   companies              3,220        -         -       -       -            -             -        -          -       -    3,220

  Loans to
   participants               -        -         -       -       -            -             -        -          -   2,176    2,176

  Interest and
   Dividends
   Receivable                 -        -         -       -       -            -             -        -         14       -       14

  Other
   receivables              126        -         -       -       -            -             -        -          -       -      126
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
     Total
      Investments        14,692      611       943   2,700   1,176          545         1,318    1,796     86,617   2,176  112,574
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
  LIABILITIES

Administrative fees
 payable and other            3        -         -       -       -            -             -        -          7       -       10
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
Net Assets Available
 for Benefits           $14,689     $611      $943  $2,700  $1,176         $545        $1,318   $1,796    $86,610  $2,176 $112,564
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------

-------------------
See Notes to Financial Statements

                                               CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                                               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                                          AS OF DECEMBER 31, 1995



                     -----------------------------------------   Thousands of Dollars   ------------------------------------------



                     Cincinnati
                        Bell                                                                    New    Cincinnati
                       Stable   Spectrum            Equity  Equity   Capital    International  America  Bell Inc.
                       Value     Income   Balanced  Income  Index  Appreciation     Stock      Growth    Shares     Loan
           ASSETS       Fund      Fund      Fund     Fund    Fund     Fund          Fund        Fund      Fund      Fund    Total
                     ---------- --------  --------  ------  ------ ------------ -------------  ------- ----------  ------  -------

Investments (cost of
 $48,809):

  Temporary Cash
   Investments                -        -         -       -       -            -             -        -     $4,724       -   $4,724

  Cincinnati Bell
   Inc. shares                -        -                                                                   82,268       -   82,268

  Mutual funds          $11,208     $699      $910  $2,483    $873         $572          $991   $1,248          -       -   18,984

  Contracts with
   insurance
   companies              5,894        -         -       -       -            -             -        -          -       -    5,894

  Loans to
   participants               -        -         -       -       -            -             -        -          -   2,176    2,176

  Interest and
   Dividends
   Receivable                 -        -         -       -       -            -             -        -        407       -      407

  Other
   receivables               20        -         -       -       -            -             -        -        448       -      468
                        -------     ----      ----  ------    ----         ----          ----   ------    -------  ------ --------
     Total
      Investments        17,122      699       910   2,483     873          572           991    1,248     87,847   2,176  114,921
                        -------     ----      ----  ------    ----         ----          ----   ------    -------  ------ --------
                        -------     ----      ----  ------    ----         ----          ----   ------    -------  ------ --------
  LIABILITIES

Administrative fees
 payable and other                     -         -       -       -            -             -        -          9       -        9
                        -------     ----      ----  ------    ----         ----          ----   ------    -------  ------ --------
Net Assets Available
 for Benefits           $17,122     $699      $910  $2,483    $873         $572          $991   $1,248    $87,838  $2,176 $114,912
                        -------     ----      ----  ------    ----         ----          ----   ------    -------  ------ --------
                        -------     ----      ----  ------    ----         ----          ----   ------    -------  ------ --------

-------------------
See Notes to Financial Statements

                                               CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                                         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                    FOR THE YEAR ENDED DECEMBER 31, 1996

                     -----------------------------------------   Thousands of Dollars   ------------------------------------------


                     Cincinnati
                        Bell                                                                    New    Cincinnati
                       Stable   Spectrum            Equity  Equity   Capital    International  America  Bell Inc.
                       Value     Income   Balanced  Income  Index  Appreciation     Stock      Growth    Shares     Loan
           ASSETS       Fund      Fund      Fund     Fund    Fund     Fund          Fund        Fund      Fund      Fund    Total
                     ---------- --------  --------  ------  ------ ------------ -------------  ------- ----------  ------  -------
Net Assets Available
for Benefits            $17,122     $699      $910  $2,483    $873         $572          $991   $1,248    $73,165  $2,035 $100,098
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
  December 31, 1995

Employee Allotments       1,032      116       111     323     130           93           165      274      1,365       -    3,609

Participating Company
 contributions                -        -         -       -       -            -             -        -      1,598       -    1,598

Transfers to other
 Cincinnati Bell
 Inc. Plans                (105)     (26)      (49)    (41)    (43)          (1)          (27)     (14)      (291)      -     (597)

Transfer of
 participants'
 balances -- Net          3,442       10       150     619     331          131           480      485     (5,967)    319        -
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
  Total allotments,
   contributions
   and transfers          4,369      100       212     901     418          223           618      745     (3,295)    319    4,610

Investment Income:

  Dividends on
   Cincinnati Bell
   shares                     -        -         -       -       -            -             -        -        941       -      941

  Other dividends             -       47        42     173      41           51            35      147          -       -      536

  Interest                  990        -         -       -       -            -             -        -        196     174    1,360

Net appreciation/
 (depreciation) of
 investments                  -       (1)       78     282     167           37           133      124     43,406       -   44,226
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
    Total additions       5,359      146       332   1,356     626          311           786    1,016     41,248     493   51,673

Less:  Distributions
 to participants          7,792      234       299   1,139     323          338           459      468     27,772     352   39,176

  Administrative and
   other expenses
   paid by the Plan           -        -         -       -       -            -             -        -         31       -       31
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
    Total Deductions      7,792      234       299   1,139     323          338           459      468     27,803     352   39,207

Net Assets Available
 for Benefits           $14,689     $611      $943  $2,700  $1,176         $545        $1,318   $1,796    $86,610  $2,176 $112,564
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
                        -------     ----      ----  ------  ------         ----        ------   ------    -------  ------ --------
  December 31, 1996


-----------------
See Notes to Financial Statements

                            NOTES TO FINANCIAL STATEMENTS

(1) PLAN DESCRIPTION AND ACCOUNTING POLICIES:

  a. General: The Cincinnati Bell Inc. Savings and Security Plan (the "Plan") is available to all eligible hourly employees at Cincinnati Bell Inc. (CBI) and Cincinnati Bell Telephone (CBT). The Plan is subject to the provisions of the Employee Retirement Income Act of 1974 (ERISA). Participants should refer to the Plan document for a complete description of the Plan.

  b. Employee Contributions: Participants in the Plan may contribute up to 16% of their compensation to the Plan in before -tax dollars. Participants may also contribute to the Plan on an after-tax basis. Total before-tax and after-tax contributions may not exceed 16% of a participant's compensation. The participants specify the manner in which their own contribution shall be invested in the available funds. Participants may elect to change the manner in which contributions are allocated and may also transfer contributions from one fund to another.

  c. Employer Contributions: The Company is required to make monthly matching contributions of an amount equal to 60% of the contributions of the participants. All employer contributions are allocated to the Cincinnati Bell Inc. Shares Fund. If a participant has less than five years of vesting service, the Company's contributions are subject to forfeiture. If a participant has at least five years of vesting service, he/she is fully vested in the Company's matching contributions to their account. In addition, a participant becomes fully vested at age 65 or at the participant's death.

  d. Distributions to Participants: Distributions are made to participants, or their beneficiary, upon termination of employment, attainment of age 70-1/2, death, disability, or financial hardship.

  e. Participant Loans: Loans are available to participants from their individual accounts. For each participant, the number of loans outstanding is limited to two, and no more than two loans are allowed to originate during a single Plan year. The minimum amount of any loan is $1,000, while the maximum amount cannot exceed the lesser of 50% of the vested value of the participant's Plan account or $50,000, reduced by any outstanding loan balances. The interest rate charged is determined by the Plan Committee. The loan rates are stated at the prime rate + 1% as of 1st day of the quarter at the time the loan is taken. The minimum term of the loan is 6 months and the maximum term is five years, unless the loan is used to acquire the participant's principal residence, in which case the term of the loan may not exceed fifteen years.

  f. Temporary Cash Investments: Temporary cash investments include all cash balances and highly liquid investments with maturity of three months or less at the time of purchase. Temporary cash investments are placed in short-term investment funds with the Trustee.

  g. Investments: There are nine investment funds available to plan participants. These include: Cincinnati Bell Stable Value Fund, Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund, New America Growth Fund and the Cincinnati Bell Inc. Shares Fund. All of the above funds are administered, trusteed and invested by
         T. Rowe Price or a related subsidiary.

         All funds except for the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in shares. These shares represent the Net Asset Value of shares in T. Rowe Price mutual funds. The Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund are quoted in units. These units represent a proportionate interest in two investment funds in which both the Cincinnati Bell Inc. Retirement Savings Plan and Cincinnati Bell Inc. Savings and Security Plan participate.

         The unit values for both the Cincinnati Bell Stable Value Fund and the Cincinnati Bell Inc. Shares Fund were initiated at a value of 1.0000 on July 1, 1992. The Cincinnati Bell Stable Value Fund will maintain a unit value of 1.000 at all times and any income, gains or losses, contributions or withdrawals would result in more or less units being credited to an account. The Cincinnati Bell Inc. Shares Fund unit value will fluctuate with the performance of the underlying investments which consists primarily of Cincinnati Bell Inc. shares and a small amount of temporary investments.

         The values of investments on December 31, 1996 and 1995 are determined as follows: Cincinnati Bell shares in the Cincinnati Bell Inc. Shares Fund on the basis of the last published sales prices on December 31, 1996 and 1995 on the New York Stock Exchange; shares in the following
         T. Rowe Price mutual funds: Spectrum Income Fund, Balanced Fund, Equity Income Fund, Equity Index Fund, Capital Appreciation Fund, International Stock Fund and the New America Growth Fund on the basis of the last published net asset value on December 31, 1996 and 1995; contracts with insurance companies in the Cincinnati Bell Stable Value Fund at principal plus accrued earnings on December 31, 1996 and 1995; loans to participants in the Loan Fund at the principal owed by the participants on December 31, 1996 and 1995.

         The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

  h.     Administrative Expenses: Administrative expenses are paid by the Plan.

  i. Forfeiture of Rights: Units in the Cincinnati Bell Inc. Shares Fund forfeited by employees under the Plan are valued as of the end of the same day as the event causing the forfeiture and are applied as credits reducing subsequent matching Participating Company contributions.

  j. Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2) TERMINATION: While CBI has not expressed any intent to terminate the Plan, it reserves the right to terminate the Plan at any time. In the event of such termination, all participants' accounts would become 100% vested and subject to distribution under the provisions of the Plan.

(3) The interest of an employee in each type of investment of the Plan on December 31, 1996 and December 31, 1995 is represented by units or shares. The number and value of units or shares were:


                                               December 31, 1996                    December 31, 1995
                                        ---------------------------------  ---------------------------------
                                          Number of          Value per         Number of          Value per
                                         units/shares        unit/share       units/shares        unit/share
     Cincinnati Bell Stable Value Fund  14,689,133 units         1.0000    17,121,329 units          1.0000
     Spectrum Income Fund                   54,571 shares       11.2000        62,218 shares        11.2400
     Balanced Fund                          65,154 shares       14.4800        68,814 shares        13.2200
     Equity Income Fund                    119,803 shares       22.5400       124,089 shares        20.0100
     Equity Index Fund                      57,793 shares       20.3400        50,752 shares        17.2100
     Capital Appreciation Fund              37,636 shares       14.4700        41,851 shares        13.6700
     International Stock Fund               95,487 shares       13.8000        81,025 shares        12.2300
     New America Growth Fund                46,796 shares       38.3700        35,751 shares        34.9100
     Cincinnati Bell Inc. Shares Fund   22,717,452 units         3.8100    33,448,294 units          2.1874


     December 31, 1996 the number of participants with balances by investment fund was:

     Cincinnati Bell Stable Value Fund   981
     Spectrum Income Fund                187
     Balanced Fund                       158
     Equity Income Fund                  396
     Equity Index Fund                   170
     Capital Appreciation Fund           143
     International Stock Fund            239
     New America Growth Fund             319
     Cincinnati Bell Inc. Shares Fund  1,588

(4) TAX STATUS:
    The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the "Code") and is exempt from Federal income taxes under Section 501(a) of the Code.

(5) PLAN AMENDMENTS:
    The following Plan amendments were approved in 1996:

         Effective retroactively to January 1, 1991, the Plan was amended to state specific details regarding the computation of "Vesting Service" rather then refer to the provision of the Cincinnati Bell Pension Plan related to vesting.

         The Plan was amended to change the corrective steps which must be taken if pre-tax allotments paid to the Trust on behalf of Highly Compensated Participants exceed certain limitations for any Plan Year to make clear that the corrective contributions are treated as pre-tax contributions.

         Effective August 9, 1996, the Plan was amended to allow for a higher maximum allotment of (a) $45 for weekly covered compensation of $800 up to $900 and (b) $50 for weekly covered compensation of $900 and over.

         Effective January 1, 1997, the Plan was amended to allow eligible participants to diversify Company Matching Contributions according to a specified five year schedule.


                            CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                       AS OF DECEMBER 31, 1996

                                ----------------------Thousands of Dollars--------------------

                                                Number of
                                                Shares or
                                                Principal
    Name of Issuer and Title of Issue           Amount            Cost      Value
    ---------------------------------           ---------        -------   --------
    CINCINNATI BELL INC. SHARES FUND
Temporary cash investments                        4,335          $ 4,335    $ 4,335
Cincinnati Bell Inc. shares*                  1,334,978 shs.      17,619     82,268
Interest receivable                                  14               14         14
                                                                 -------    -------
    Total Cincinnati Bell Inc. Shares Fund                        21,968     86,617

    T. ROWE PRICE SPECTRUM INCOME FUND           54,571 shs.         598        611

    T. ROWE PRICE BALANCED FUND                  65,154 shs.         836        943

    T. ROWE PRICE EQUITY INCOME FUND            119,803 shs.       2,282      2,700

    T. ROWE PRICE EQUITY INDEX FUND              57,793 shs.         957      1,176

    T. ROWE PRICE CAPITAL APPRECIATION FUND      37,636 shs.         513        545

    T. ROWE PRICE INTERNATIONAL STOCK FUND       95,487 shs.       1,198      1,318

    T. ROWE PRICE NEW AMERICA GROWTH FUND        46,796 shs.       1,589      1,796

    CINCINNATI BELL STABLE VALUE FUND

T. Rowe Price Stable Value Common Trust Fund *   11,346           11,346     11,346
Contract with Confederation Life
 Insurance Company +                                285              285        285
Contracts with Hartford Life Insurance
 Company +                                        2,293            2,293      2,293
Contracts with Metropolitan Life
 Insurance Company +                                511              511        511
Contracts with Prudential Insurance Company
 of America +                                       131              131        131
Other receivables                                                    126        126
                                                                  ------     ------
    Total Cincinnati Bell Stable Value Fund                       14,692     14,692

    LOAN FUND

Loans to Participants                             2,176            2,176      2,176
                                                                  ------     ------
         Total Loan Fund                                           2,176      2,176
                                                                  ------     ------
    GRAND TOTAL                                                 $ 48,809  $ 112,574
                                                                --------  ---------
                                                                --------  ---------

-----------------------------

    * Investment represents 5% or more of the Net Assets Available for Benefits.

    +    The contracts with these insurance companies guarantee the repayment of principal and the crediting of interest. During 1996, the composite effective annual interest rate earned under these contracts was approximately 6.48%. The rate at which interest will be credited in future years may be either higher or lower.


                                CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
                                ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                     FOR THE YEAR ENDED DECEMBER 31, 1996


                                                                                               Current
                                                                                               Value on
      Identity of                                     Purchase      Selling      Cost of        Date of      Net Gain
     Party Involved           Description of Asset      Price        Price         Asset      Transactions   or (Loss)
-------------------------     --------------------    ----------    ----------   ----------   -----------   ----------
Cincinnati Bell Shares Fund   Company Stock            3,376,415                  3,376,415    3,376,415
Cincinnati Bell Shares Fund   Company Stock                         34,056,486   10,370,267   34,056,486    23,686,219
Stable Value Fund             GIC                      6,497,485                  6,497,485    6,497,485
Stable Value Fund             GIC                                    8,929,681    8,929,680    8,929,681             1
Equity Income Fund            Mutual Fund              1,281,518                  1,281,518    1,281,518
Equity Income Fund            Mutual Fund                            1,344,290    1,145,885    1,344,290       198,405


                                      SIGNATURES


    Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees' Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

                                  CINCINNATI BELL INC.
                                       SAVINGS AND SECURITY PLAN



                                  By:  \s\ Pamela B. Wolfe
                                     -------------------------------------------
                                                 Pamela B. Wolfe
                                       Secretary
                                       Employees' Benefit Committee




June 16, 1997